UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  April 5, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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CRUCELL TO DIVEST GRAUB AG, THE VETERINARY BUSINESS OF BERNA BIOTECH

LEIDEN, APRIL 5, 2006 - Dutch biotechnology company Crucell N.V. (Euronext,
NASDAQ: CRXL; Swiss Exchange: SW CRX) announced today that it has reached agreement on the sale of all its shares in the veterinary pharmaceuticals production company Dr. E. Graub AG. The company will become a subsidiary of VETINVEST GmbH, a German company investing in the field of veterinary medicines.

Dr. E. Graub was fully owned by the Swiss vaccine company Berna Biotech AG, which was recently acquired by Crucell. Crucell decided to sell this holding, which employs 40 people, as production and sales of veterinary medicines are not among its core activities. This divestment is an important step towards aligning Crucell's portfolio of activities with its strategic priorities.

The transaction will be formally concluded immediately upon approval by the competent competition authorities. Financial details were not disclosed.


ABOUT CRUCELL

Crucell N.V. (Euronext en NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licences this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     April 5, 2006                                 /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer